Molecular Pharmacology (USA) Limited
Drug Discovery Center, 284 Oxford Street, Leederville 6007 Perth, Western Australia

May 26, 2009

BY FAX & EDGAR

U.S. Securities & Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC  20549

FAX NO: 202-772-9213

Re:          Molecular Pharmacology (USA) Limited's 2008 10K Audit Report Letter

Dear Sir or Madam:

This letter is in response to the letter received from the Division of Corporate Finance on March 24, 2009 (File No. 000-50156) requesting that the Company revise our Form 10-KSB report for the fiscal year ended June 30, 2008 to include an audit report covering the period from the date of inception on July 14, 2004 to October 31, 2005 and to also obtain and include an updated consent from this former auditor regarding the inclusion of its audit report.

Prior to the recapitalization of the Company in May 2006, the Company used BDO Kendalls Audit & Assurance (WA) Pty Ltd. as our auditor in Australia, which at the time of the acquisition was not registered with PCAOB or at least we were not aware of their registration with PCAOB.  Since the acquisition, the Company has used James Stafford, Chartered Accountants, a PCAOB registered audit firm, as our auditor.

We are seeking relief from the requirement to include the former auditor?s audit report and consent for the period from the date of inception on July 14, 2004 to October 31, 2005 (prior to the recapitalization of the Company) and request that the Company be permitted to label the cumulative figures in the statements of operations and cash flows as unaudited, as well as labeling as unaudited the periods in the statement of shareholders? equity that were audited by the predecessor auditor and are only included in the filing due to the requirement in SFAS 7 to include a statement of shareholders? equity showing activity since inception.  Please find attached, proposed wording for the 2008 audit report reflecting the changes mentioned above.

If you have any further questions, you can contact Bernie Zacharias at 604-513-5707.

Thank you for your time and assistance.

Yours Truly,

MOLECULAR PHARMACOLOGY (USA) LIMITED

 /s/ Jeffrey D. Edwards

Per:
                Jeffrey D. Edwards

c.             Molecular Pharmacology Limited
                Pharmanet Group Limited
                James Stafford, Chartered Accountants